Advanced Series Trust

655 Broad Street, 17th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

July 8, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Patrick Scott

Re:	Comments on Preliminary Proxy Statement of Advanced Series Trust
(Securities Act File No. 033-24962 and Investment Company Act File No. 811-05186)

Dear Mr. Scott:

On behalf of AST Dimensional Global Core Allocation Portfolio (the "Portfolio"), a series of Advanced Series Trust (the "Trust" or "Registrant"), with respect to the Registrant's preliminary proxy statement that was filed with the Securities and Exchange Commission (the "Commission") on June 29, 2021 (the "Proxy Statement"). The Proxy Statement was filed in connection with proposed Plan of Substitution (the "Plan") for the above-referenced Portfolio as part of the planned liquidation of the Portfolio. The definitive Proxy Statement will be filed on July 9, 2021. Any changes noted herein will be tagged to indicate changes from the preliminary Proxy Statement. Any changes made in response to the Commission staff's (the "Staff") comments, as well as certain non-material changes, will be reflected in the definitive Proxy Statement.

This letter responds to the Staff's comments, which were provided telephonically on July 7, 2021. The Staff's comments and the Registrant's responses are set forth below. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Proxy Statement.

1.Comment: Please confirm that the Portfolio will remain current on all filing obligations.

Response: The Registrant confirms that the Portfolio intends to remain current on all filing obligations.

2.Comment: Please be sure to mark the fund series and class identifiers as "inactive" once the liquidation is consummated.

Response: The Registrant confirms that the Portfolio will be marked to show the series and class identifiers as "inactive" once the liquidation is consummated.

3.Comment: As part of the proxy solicitation, please confirm that the Registrant has used reasonable efforts to locate all shareholders of the Portfolio.

Response: The Registrant confirms that the Registrant has used reasonable efforts to locate all shareholders of the Portfolio.

4.Comment: Please confirm whether the Registrant expects transaction costs for the Portfolio.

Mr. Patrick Scott

Response: As disclosed in the Proxy Statement, the Registrant does not expect transaction costs for the Portfolio.

5.Comment: With respect to the proxy solicitation, please disclose the anticipated compensation expected to be paid to Broadridge and disclose that this is included as solicitation costs that will be covered by the Manager.

Response: The Proxy Statement currently discloses that the estimated cost for Broadridge's services is $13,500, and it discloses that such costs will be covered by the Manager or its affiliates. As such, the Registrant respectfully submits that no additional disclosure is needed.

6.Comment: Please confirm that the Portfolio will decide on the collectability of all receivables and that it will include, in its liquidation costs, anything that it believes might not be collected. Please advise whether the FASB Accounting Standards Codification Topic 450 will be used for accounting in the liquidations.

Response: The Registrant confirms that the Portfolios will decide on the collectability of all receivables and that it will include, in its liquidation costs, anything that it believes might not be collected. The Registrant also confirms that FASB Accounting Standards Codification Topic 450 will be used for accounting in the liquidation.

7.Comment: Please confirm if and when the Registrant will stop offering the Portfolio for sale.

Response: The Registrant confirms that the Portfolio was closed to new investments from new and existing shareholders effective as of the close of business on June 4, 2021.

8.Comment: Please confirm what the Registrant will do with the liquidation proceeds of the Portfolio.

Response: If the Plan of Substitution is approved, the Registrant confirms that shares of the Portfolio will be redeemed at net asset value and the proceeds from such redemption will be used to purchase, for the benefit of the Contract owners having an interest in the Portfolio at the time of the replacement, an interest in the Substitute Portfolio at net asset value.

9.Comment: Please confirm whether the Board of Trustees of the Registrant (the "Board") considered alternatives to the liquidation of the Portfolio. In addition, please confirm whether the Board considered any tax consequences.

Response: The Registrant confirms that the Board considered alternatives to the liquidation of the Portfolio, including a reorganization of the Portfolio into another mutual fund. In addition, the Registrant confirms that the Board considered whether there would be any tax consequences as a result of the liquidation.

10.Comment: Please confirm that the Substitution has met all the conditions of the Northwestern National Life Insurance SEC No-Action Letter dated April 10, 1995 and provide appropriate disclosure in the Proxy Statements to reflect meeting all the conditions.

Response: The Registrant confirms that the conditions of the Northwestern National Life Insurance SEC No-Action Letter (the "NW Letter") have been met. The Registrant also confirms that each Proxy Statement includes disclosure reflecting all of the conditions.

Mr. Patrick Scott

/s/ Melissa Gonzalez Melissa Gonzalez

Vice President and Corporate Counsel